Caledonia Awarded Mining Licences for Nama Cobalt Project

Toronto, Ontario – October 2 2008:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce that its wholly owned Zambian-registered subsidiary, Caledonia Nama Limited (“Caledonia Nama”) has been awarded four Large Scale Mining Licences (“LSML’s”) in respect of the Nama cobalt project by the Mines Development Department of the Zambian Ministry of Mines and Minerals Development.

Caledonia Nama previously held a Retention Licence over 806 square kilometres in the Chililabombwe/Solwezi District in the north of Zambia for the Nama cobalt project.  Under Zambian legislation, LSML’s are valid for 25 years, apply to a maximum area of 250 square kilometres and are renewable for a further two 25-year periods.  Accordingly, Caledonia Nama has been granted four separate LSML’s, valid for 25 years each, which together cover the entire area of the Retention Licence.

Zambian legislation requires that LSML’s specify the minerals in respect of which mining activities can be conducted in the mining area.  Although Caledonia’s primary focus will be on the exploitation of its cobalt resources, the LSML’s also cover the exploitation of other commodities, including copper, nickel, manganese and iron ore.

In addition, Caledonia Nama recently received a 10-year Investment Licence from the Zambia Development Agency (“ZDA”) in respect of the Nama cobalt project.  It is presently unclear which of the potential direct and indirect taxation and duty incentives stated in the Investment Licence might apply to Caledonia Nama, as the new Zambian tax legislation that was enacted earlier in 2008 appears to be in conflict with some of the provisions of the Investment Licence.  Caledonia has entered into discussions with the ZDA and the Ministry of Finance and National Planning to seek clarity on this matter and further information will be provided to Caledonia shareholders as appropriate.

Commenting on the approval of the Mining Licences, Stefan Hayden, President and CEO of Caledonia, said “I am delighted that Caledonia has passed this important milestone in the development of the Nama Project.  Work continues to confirm our resource base and identify the most economically effective metallurgical process.  We also continue our dialogue with the Zambian authorities regarding the taxation applicable to Caledonia Nama.   Once we reach a satisfactory conclusion on these matters, Caledonia will be able proceed with raising the necessary funds for Nama.”

For more information, please contact:

Mark Learmonth VP Corporate Development and Investor Relations Caledonia Mining Tel: +27 11 447 2499	Alex Buck BuckBias Tel: +44 7932 740 452	Martin Eales RBC Capital Markets Tel: +44 2070 29 7881